Exhibit 99.2

PROXY

DARKIRIS INC.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

AUGUST 6, 2026 (HONG KONG TIME) OR AUGUST 5, 2026 (EASTERN TIME)

THE BOARD RECOMMENDS A VOTE FOR THE PROPOSALS.

1.	To consider and approve by an ordinary resolution to increase the authorized share capital and number of authorized shares of the Company from US$50,000 divided into 31,250,000 shares, par value US$0.0016 each, comprising (i) 28,125,000 Class A ordinary shares, par value US$0.0016 each (“Class A Ordinary Shares”), (ii) 3,125,000 Class B ordinary shares, par value US$0.0016 each (“Class B Ordinary Shares”), to US$500,000,000 divided into 312,500,000,000 shares, par value US$0.0016 each, comprising (i) 281,250,000,000 Class A Ordinary Shares and (ii) 31,250,000,000 Class B Ordinary Shares (“Share Capital Increase”).

___ FOR	___ AGAINST	___ ABSTAIN

2.	Subject to and conditional upon the passing of the resolutions in relation to Share Capital Increase and all requisite class consents being obtained, and with effect immediately following effectiveness of the share consolidation of all of the authorized, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Shares”) were approved by the board of directors of the Company at a ratio of 16:1 on April 20, 2026 (“First Determined Share Consolidation”) and the Share Capital Increase, to consider and approve by an ordinary resolution an increase in the voting rights attaching to the Class B Ordinary Shares from twenty (20) votes per Class B Ordinary Share to one hundred and fifty (150) votes per Class B Ordinary Share as set forth in the Company’s current second amended and restated memorandum and articles of association (“Second Amended and Restated M&A”) (“Voting Rights Increase”).

___ FOR	___ AGAINST	___ ABSTAIN

3.	To consider and approve by an ordinary resolution to:

(a)	upon the completion of the Share Capital Increase and Voting Rights Increase, implement share consolidation of all of the Shares be and is hereby approved at a ratio of not less than two to one (2:1) and not more than three thousand to one (3,000:1) (“Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board in its sole discretion at any one time or multiple times during a period of up to two (2) years after the conclusion of the EGM, in each case, at such consolidation ratio and effective time as the Board may determine in its sole discretion and announced by the Company (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 3,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Second Amended and Restated M&A;

(b)	authorize the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine exact consolidation ratio(s) and effective date(s) of such Share Consolidation(s) during a period of two years following the EGM as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all Share Consolidation(s) shall not exceed 3,000:1; or (b) elect not to implement any Share Consolidation during a period of two years following the date of the EGM;

(c)	authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s), including but not limited to, where the number of issued consolidated shares of any class held by any shareholder after and as a result of a Share Consolidation is not a whole number, to issue to that shareholder (credited as fully paid by way of capitalization out of the share premium of the Company) the number of consolidated shares of such class which are held by such shareholder being rounded down to the nearest whole number of consolidated shares of such class; and

(d)	authorize that no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company (“Shareholders”) to round up any fractions of Shares issued to or registered in the name of such Shareholders following or as a result of the Share Consolidation; and

(e)	if and when deemed advisable by the Board in its sole discretion, to authorize any one Director or officer of the Company, for and on behalf of the Company, to do all such other acts or things and execute all such documents necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion.

___ FOR	___ AGAINST	___ ABSTAIN

4.	Subject to the approval by the Shareholders of the Share Capital Increase and Voting Rights Increase, to consider and approve by a special resolution to, with immediate effect, adopt the third amended and restated memorandum and articles of association of the Company (“Third Amended and Restated M&A”) in the form annexed hereto as Annex A in substitution for and to the exclusion of, the Second Amended and Restated M&A.

___ FOR	___ AGAINST	___ ABSTAIN

5.	Subject to the approval by the Shareholders of the Share Consolidations, to consider and approve by as special resolution that entirely conditional upon the approval of the Share Consolidation(s), with effect as of the date the Board may determine in its sole discretion (including but not limited to exact consolidation ratio(s) and the effective date(s) of such Share Consolidation(s)), the Company adopt amended and restated memorandum and articles of association upon the effectiveness of each Share Consolidation (“Amended and Restated M&A upon Each Share Consolidation”) in the form annexed hereto as Annex B in substitution for, and to the exclusion of, the Company’s memorandum and articles of association in effect immediately prior to the implementation of such Share Consolidation(s), so long as such Share Consolidation(s) are implemented within two years following the date of the EGM.

___ FOR	___ AGAINST	___ ABSTAIN

6.	By an ordinary resolution to approve that with respect to the matters duly approved under these resolutions at the EGM:

(a)	one Director or officer of the Company, be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, Voting Rights Increase, the Share Consolidation(s), the First Determined Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation(s);

(b)	the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and

(c)	the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly

(from (a) to (c), “General Authorizations”).

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of DarkIris Inc.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

__________________________________________

Signature of Joint Shareholder

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Dated: